Via Edgar

July 8, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Terence O’Brien
Accounting Branch Chief

Re:     Colgate-Palmolive Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Forms 8-K filed January 29, 2016 and April 28, 2016
File No. 1-00644

Dear Mr. O’Brien:

We are pleased to respond to the comments included in your letter dated June 28, 2016 regarding our most recently filed Annual Report on Form 10-K (the “Form 10-K”), the Quarterly Report on Form 10-Q (the “Form 10-Q”), our Current Reports on Forms 8-K filed on January 29, 2016 and April 28, 2016 (collectively, the “Form 8-K”), as indicated above, and our recently submitted Response Letter dated June 24, 2016. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Income Taxes, page 27

1.
We note your response to prior comments 1 and 2 to our letter dated June 14, 2016. We understand you recorded an income tax benefit of $26 million related to the Venezuela accounting change. Please provide the clarifying information presented in your response to prior comment 2 as it appears necessary for an investor’s understanding of the Venezuela accounting change adjustment you made to arrive at your non-GAAP effective tax rate.

Response

The Company acknowledges the Staff’s comment and in future filings will expand its disclosure related to the reconciliation of the Company’s effective tax rate on a GAAP basis to its effective tax rate on a non-GAAP basis. Set forth below, for illustrative purposes only, is sample expanded disclosure based on the Form 10-K (bold, underscored items indicate new disclosure).

Income Taxes

The effective income tax rate was 44.0% in 2015, 33.8% in 2014 and 32.4% in 2013.  As reflected in the table below, the non-GAAP effective income tax rate was 31.3% in 2015, 31.5% in 2014 and 31.7% in 2013.

	Income before income taxes	Provision for income taxes (1)	Effective income tax rate (2)
2015
As Reported GAAP	$2,763	$1,215	44.0%
Venezuela accounting change (3)	1,084	26	(11.7)%
2012 Restructuring Program	254	71	(0.3)%
Venezuela remeasurement charges	34	12	—
Gain on sale of South Pacific laundry detergent business	(187)	(67)	(0.2)%
Charges for foreign competition law matters	14	—	(0.1)%
Charges for foreign tax matters	—	(15)	(0.4)%
Non-GAAP	$3,962	$1,242	31.3%

2014
As Reported GAAP	$3,533	$1,194	33.8%
2012 Restructuring Program	286	78	(0.5)%
Venezuela remeasurement charges	327	113	0.1%
Charges for foreign competition law matters	41	—	(0.3)%
Charges for foreign tax matter	—	(66)	(1.6)%
Costs related to sale of land in Mexico	4	1	—
Non-GAAP	$4,191	$1,320	31.5%

2013
As Reported GAAP	$3,565	$1,155	32.4%
2012 Restructuring Program	371	93	(0.7)%
Venezuela remeasurement charges	172	61	0.2%
Charges for foreign competition law matters	23	—	(0.2)%
Costs related to sale of land in Mexico	18	6	—
Non-GAAP	$4,149	$1,315	31.7%

(1) The income tax effect on non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.
(2) The impact of non-GAAP items on the Company’s effective tax rate represents the difference in the effective tax rate calculated with and without the non-GAAP adjustment on Income before income taxes and Provision for income taxes.
(3) See Executive Overview and Outlook above and Note 14, Venezuela to the Consolidated Financial Statements

The charge for a foreign tax matter in 2015 relates to several Supreme Court rulings in a foreign jurisdiction disallowing certain tax deductions which had the effect of reversing prior decisions. The Company had taken deductions in prior years similar to those now disallowed by the Court. As a result, as required, the Company reassessed its tax position in light of the recent rulings and concluded it needed to increase its unrecognized tax benefits by $15.

The charge of $66 for a foreign tax matter in 2014 relates to a notice of an adverse decision in a foreign court regarding a tax position taken in prior years. As a result, as required, the Company reassessed its tax position in light of the decision and concluded it needed to increase its unrecognized tax benefits by $30 and write off a $36 deferred tax asset.

The effective income tax rate in all years benefited from tax planning associated with the Company’s global business initiatives.

Non-GAAP Financial Measures, page 38

2.	We note your response to prior comments 3 and 5 to our letter dated June 14, 2016. We have the following additional comments:

•	You indicate that you are removing items that do not directly affect your ongoing operations. Please expand your disclosures to clarify what you mean by “ongoing operations”; and

•
It is not clear that the additional disclosures you intend to provide adequately address why you believe it is necessary to present 10 non-GAAP measures to enhance comparability of your financial results. Please better explain why each of these measures is critical to an investors understanding of your results.

Response

The references to the Company’s “ongoing operations” were intended to refer to the Company’s continuing on-the-ground operations around the world. The non-GAAP financial measures presented are adjusted for items that, either by their nature or amount, management would not expect to occur as part of the Company’s normal business on a regular basis and thus would affect period-to-period comparability of financial results. The Company acknowledges the Staff’s comments and, for clarity, has omitted the references to “ongoing operations” in the revised expanded disclosure set forth below and instead has described the nature of the items the Company consistently excludes from its key financial measures in order to provide investors and analysts with useful supplemental information regarding the Company’s underlying business performance and trends.

We note that the key non-GAAP financial measures the Company presents are (i) Gross profit, (ii) Selling, general and administrative expenses, (iii) Other (income) expense, net, (iv) Operating profit, (v) Effective income tax rate, (vi) Net income attributable to Colgate-Palmolive Company and (vii) Earnings per share on a diluted basis. The additional three measures presented simply are ratios of the non-GAAP financial measures already presented – as a percentage to Net sales. Management uses these financial measures to monitor business performance and in discussing the Company’s business performance and period-over-period financial results with investors and analysts. Because the rationale for excluding certain items from the non-GAAP financial measures is the same for all the various measures, we believe our expanded disclosure, as proposed below, provides a detailed explanation as to why the non-GAAP financial measures are useful to an investor’s understanding of the Company’s results.

We have set forth below, for illustrative purposes only, revised sample disclosure based on the Form 10-K (bold, underscored language indicates additions to the disclosure contained in the Form 10-K).

Non-GAAP Financial Measures

This Annual Report on Form 10-K discusses certain financial measures on both a GAAP and a non-GAAP basis. The Company uses the non-GAAP financial measures described below internally in its budgeting process, to evaluate segment and overall operating performance and as a factor in determining compensation. The Company believes that these non-GAAP financial measures are useful in evaluating the Company’s underlying business performance and trends; however, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

Net sales growth (GAAP) and organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP) are discussed in this Annual Report on Form 10-K. Management believes the organic sales growth measure provides investors and analysts with useful supplemental information regarding the Company’s underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments. A reconciliation of organic sales growth to Net sales growth for the years ended December 31, 2015 and 2014 is provided below.

Worldwide Gross profit, Gross profit margin, Selling, general and administrative expenses, Selling, general and administrative expenses as a percentage of Net sales, Other (income) expense, net, Operating profit, Operating profit margin, effective income tax rate, Net income attributable to Colgate-Palmolive Company and Earnings per share on a diluted basis are discussed in this Annual Report on Form 10-K both on a GAAP basis and, as applicable, excluding a charge related to the change in accounting for the Company’s Venezuelan operations, charges related to the 2012 Restructuring Program, charges related to the Venezuela Remeasurements, a gain on the sale of the Company’s laundry detergent business in the South Pacific, charges for foreign tax matters, costs related to the sale of land in Mexico and charges for foreign competition law matters (non-GAAP). These non-GAAP financial measures exclude items that, either by their nature or amount, management would not expect to occur as part of its normal business on a regular basis, such as restructuring charges, charges for certain litigation and tax matters, gains and losses from certain divestitures and certain unusual, non-recurring items. Investors and analysts use these financial measures in assessing the Company’s business performance and management believes that presenting these financial measures on a non-GAAP basis provides them with useful supplemental information to enhance their understanding of the Company’s underlying business performance and trends. These non-GAAP financial measures also enhance the ability to compare period-to-period financial results. A reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures for the years ended December 31, 2015, 2014 and 2013 is presented within the applicable section of Results of Operations.

In connection with its response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Tracey McKoy,
U.S. Securities and Exchange Commission,
Staff Accountant